FILE No.
82－4990

モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
（特定共同事業事務所）

MORRISON & FOERSTER LLP
ITO & MITOMI
(REGISTERED ASSOCIATED OFFICES)

04010174

February 26, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

04 MAR -2 AM 7:21

East Japan Railway Company - 12g3-2(b) Exemption **(FILE NO. 82-4990)**

Ladies and Gentlemen:

In connection with the exemption of East Japan Railway Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

English translation of Consolidated Business Results for the first nine months of the fiscal year ending March 31, 2004

If you have any questions or requests for additional information, please do not hesitate to contact Fuyuo Mitomi of ITO & MITOMI, Japanese counsel to the Company, with offices at AIG Building, 11th Floor, 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005 Japan (telephone +813-3214-6522, facsimile +813-3214-6512). For your information, the division of the Company in charge of this matter is the Stockholder Relations Group, Administration Department (telephone +813-5334-1354, facsimile +813-5334-1358).

Very truly yours,

Ito & Mitomi

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

Enclosure

dlw 3/2

AIG BLDG. 11F, 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100-0005, JAPAN
〒100-0005 東京都千代田区丸の内一丁目1番3号 AIGビル11階
TELEPHONE 81-3-3214-6522 FACSIMILE 81-3-3214-6512
*PRIMARY QUALIFICATION: NEW YORK, CALIFORNIA, ILLINOIS, ENGLAND

tk-76262 v16

FILE No.
82-4990

(Summary English Translation)

Consolidated Business Results
for the First Nine Months of the Fiscal Year ending March 31, 2004

February 13, 2004

East Japan Railway Company

Code Number: 9020
(URL http://www.jreast.co.jp/)

Representative: Mutsutake Otsuka
President and Representative Director

Contact Person: Susumu Inoue
Director of Public Relations Department

Listings:
Tokyo Stock Exchange
Osaka Securities Exchange
Nagoya Stock Exchange

Head Office: Tokyo

Tel.: (03)5334-1300

1. Matters concerning Preparation of the Consolidated Quarterly Financial Information

(1) Difference in the accounting methods from those used in the most recent fiscal year (consolidated): None

(2) Changes in scope of consolidation and application of equity method (changes from March 31, 2003)

Newly consolidated: 1
Excluded from consolidation: 4

2. Consolidated Business Results (April 1, 2003 through December 31, 2003)

(1) Consolidated Results of Operations

(Note) The figures are rounded down to the nearest one million yen.

	Operating Revenues	Operating Income	Recurring Income	Net Income
Nine months ended December 31, 2003	¥1,892,218 million (-0.9%)	¥292,643 million (-2.4%)	¥191,777 million (-0.1%)	¥100,717 million (-2.5%)
Nine months ended December 31, 2002	¥1,909,810 million (—)	¥299,844 million (—)	¥191,911 million (—)	¥103,279 million (—)
(Reference) Year ended March 31, 2003	¥2,565,670 million	¥343,095 million	¥202,609 million	¥97,986 million

	Net Income per Share	Net Income per Share (fully diluted)
Nine months ended December 31, 2003	¥25,184.23	–
Nine months ended December 31, 2002	¥25,824.76	–
(Reference) Year ended March 31, 2003	¥24,453.48	–

(Note) Percentages appearing under operating revenues, operating income, recurring income and net income represent the ratio of increase/decrease compared to the same period for the prior year.

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Total Assets	Shareholders' Equity per Share
At December 31, 2003	¥6,781,927 million	¥1,075,244 million	15.9%	¥268,862.51
At December 31, 2002	¥6,928,027 million	¥990,194 million	14.3%	¥247,595.86
(Reference) At March 31, 2003	¥6,853,403 million	¥981,855 million	14.3%	¥245,463.20

(3) Consolidated Cash Flows

	Cash Flow by Operating Activities	Cash Flow by Investing Activities	Cash Flow by Financing Activities	Balance of Cash and Cash Equivalents at End of Year
Nine months ended December 31, 2003	¥270,303 million	-¥165,751 million	-¥96,326 million	¥134,875 million
Nine months ended December 31, 2002	¥301,228 million	-¥156,220 million	-¥138,883 million	¥206,378 million
(Reference) Year ended March 31, 2003	¥433,304 million	-¥196,421 million	-¥310,658 million	¥126,478 million

As the consolidated quarterly financial information has been prepared beginning from this fiscal year, above figures for the nine months ended December 31, 2002 are provided solely for reference.

3. Forecast of Consolidated Business Results (April 1, 2003 through March 31, 2004)

	Operating Revenues	Recurring Income	Net Income	Net Income per Share
Year ending March 31, 2004	¥2,550,000 million	¥212,000 million	¥114,000 million	¥28,505.45

Above forecast is based on the premises which the Company presently considers reasonable. Actual business results may differ due to various factors.